FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

Stock code: 00142

ANNOUNCEMENT

NOTICE OF BOARD MEETING

The Board of Directors (the "Board") of First Pacific Company Limited (the "Company") announces that a meeting of the Board of Directors of the Company will be held at The Board Room, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 1st September, 2008 at 10:00 a.m., for the purpose of, among other matters, approving the Company's consolidated interim results for the six months ended 30th June, 2008, as well as for subsequent publication of the results.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 20th August, 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*